Exhibit 21.1

EPIQ SYSTEMS, INC.

List of Subsidiaries

Subsidiary	State of Organization	Doing Business As
EPIQ Systems Acquisition, Inc.(1)	New York
Bankruptcy Services LLC(2)	New York	Bankruptcy Services
Financial Balloting Group LLC(2)	New York	Financial Balloting Group
Poorman-Douglas Company(1)	Oregon	Poorman Douglas Huntington Legal Services

(1)          100% owned by EPIQ Systems, Inc.

(2)          100% owned by EPIQ Systems Acquisition, Inc.